UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2012 (Report No. 4)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

The third and eighth paragraphs under the caption "Customers" in this report on Form 6-K are hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company" or "Orckit") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

Set forth below is a convenience translation of the Hebrew script to be used by the Company at a meeting of its Series A note holders to be held in Tel Aviv on October 31, 2012.

Introduction

This meeting was convened at the request of the trustee for the Series A notes, Hermetic Trusts (1975) Ltd., in connection with the report on Form 6-K filed by the Company in respect of the fiscal quarter ended June 30, 2012.

In this meeting, the Company will describe its current situation and the recent actions taken by the Company.

Background

As a reminder, regarding the Company's arrangement with its note holders -

The arrangement consisted of two phases:

•
Holders of Series A notes will waive their right of early redemption in March 2012 in exchange for a significant reduction in their conversion price and the payments will be extended through July 2014; and

•	Orckit will attempt to raise $10 million to improve its shareholders' equity.

Orckit intended to raise capital through a PIPE transaction. A PIPE transaction would consist of investors receiving non-public information about the Company after signing a confidentiality agreement, and should they decide to make an equity investment in the Company, being prohibited from selling their shares in the Company for at least six months. Approval of the arrangement was to be granted in April and the Company was to have completed its financing in May. NASDAQ, which was aware of the terms and conditions of the intended arrangement, gave Orckit six months to complete the arrangement (until June 27, 2012). Six months is the maximum amount of time that NASDAQ can grant a company to cure non-compliance with the listing condition regarding minimum shareholders' equity.

Despite the fact that the note conversions and the financing needed to occur sequentially, first the note conversions and afterwards the financing (the reason for this is the desire of the potential investors to be able to understand the cap table of Orckit before making their investment. Prior to the conversion, the share capital of Orckit was 23 million shares and the conversion could potentially increase the share capital by five times, to 100 million shares), due to the strict time constraints, Orckit in February commenced discussions with private investors through various financial firms in Japan, Europe and the United States.

To our dismay, obtaining regulatory approvals required for the arrangement (which approvals were contingent on conditions that necessitated further negotiations between the Company and the note holders) was delayed and a situation was created in which the note conversions could only begin on July 2, one week after Orckit's shares were transferred from NASDAQ to the OTC. In retrospect it is clear that this contributed to the low level of conversions and the failure to raise capital.

Customers

Since the beginning of 2012, Orckit has been in close contact with its customers and explained to them in great detail the arrangement being developed (already in January there was a rough plan and in February the principles of the arrangement were signed). Customers in this field are very sensitive to the financial condition of Orckit. We are not dealing with the purchase of a pencil, but with long-term partnerships lasting many years.  The bankruptcy of a supplier, which was not an uncommon occurrence in the last decade, leaves a customer in a complicated situation. On the other hand, the cost to the customer to transition to a new supplier is enormous and therefore the customer is initially cautious.

Keeping customers informed yielded two results:

•	The Company was able to prevent the exodus of existing customers, which waited for the implementation of the arrangement; and
•	New potential customers and existing customers contemplating new projects waited in anticipation of the Company's completion of the plan contemplated by the arrangement.

The low level of note conversions and the inability to raise capital have created a problem in the market, primarily with respect Tier 1 customers. For example, the Company said that the large project of KDDI to upgrade its existing network would be awarded to Orckit, subject to, among other conditions, implementing the arrangement plan (i.e., conversion of $10 million of notes and raising $10 million of equity). Due to the low level of note conversions and the Company's inability to raise capital, the project was put on hold.

Meanwhile, the Company was developing a relationship with one of the major original equipment manufacturers (OEMs) in the industry. In 2011 the Company began intensive discussions with this global OEM channel (the "International Manufacturer") in order to include the Company's product line in the portfolio of products provided to a telecommunications distributer in India and other markets. In late June of 2012, the Company completed the testing of a new feature specifically requested by the International Manufacturer as well as extensive testing of the interoperability of the Company's equipment with equipment of the International Manufacturer.

The dilemma that Orckit faced was as follows:  if due to the low level of note conversions and the inability of the Company to raise capital the Company was not able to win large tenders, there was no point to invest more resources in development plans designed for the purpose of meeting the requirements of such tenders. On the other hand, if the Company were to cut investments in development, it would no longer be attractive to the International Manufacturer and would be unable to reach an agreement with the International Manufacturer.

In order to understand the magnitude of the dilemma, it is important to note that at the time, approximately 90% of development resources were directed towards the development of features necessary to compete in large tenders.

Ultimately, the Company's board of directors decided to no longer participate in large tenders and to initiate an extensive downsizing program in stages. The Company succeeded in reducing its expenses to approximately $1 million per quarter (starting from the second quarter of 2013), despite the fact that only several quarters ago, the Company's expenses amounted to approximately $6.5 million per quarter. To give a sense of the scope of the downsizing, at the end of June (less than four months ago) there were 140 employees and today there are fewer than 40 employees on the Company's payroll. Additional streamlining and downsizing measures were also performed, including the sale of equipment and the like.

To our great disappointment, the International Manufacturer recently informed the Company that it has decided to develop a similar technological solution in house. We cannot know if the International Manufacturer would have made the same decision had the Company not aggressively reduced its expenses.

The meaning of this decision is that going forward, the Company will focus on Tier 2 customers who place orders in the amount of millions and not tens of millions of dollars. For example, in 2010, the revenue generated by the Company from Tier 2 customers was $4.2 million, representing approximately 29% of sales in that year. In 2011, the Company's sales to Tier 2 customers represented approximately 63% of sales, and during the first half of 2012 the sales generated by such customers represented approximately 64% of sales. It is clear that the Company will not be making hundreds of millions of dollars of sales per year in the coming years. However, on the other hand, the expenditures necessary to attract and support Tier 2 customers is significantly lower than those need to attract and support Tier 1 customers. Therefore, it is reasonable to believe that the Company will be able to achieve a positive cash flow more quickly.

Many Tier 2 customers began to lose patience with the Company during the second quarter of 2012 due to the delay in the Company's obtaining approval of the arrangement. Orders began to stop and as a result, the third quarter was weaker than the second quarter despite approval of the arrangement. In October, there appears to be a reversal in trend. During the month, the Company received orders totaling $1.7 million from more than 10 customers. The large number of customers gives us reason to believe that this is indeed a trend and not a random occurrence.

Sources and Uses of Cash for 2013

The figures presented below are based on working assumptions made by management of the Company, taking into account various assumptions, alternatives and sensitivities:

Operating expenses:
First quarter: $1.5 million
Second quarter: $1.0 million
Third quarter: $1.0 million
Fourth quarter: $1.0 million

The additional expenses in the first quarter consist of the final payment anticipated for rent and other matters relating to the aggressive cost reduction measures which were implemented.

Payment of principal and interest to note holders:
Approximately $2.5 million

Total expenditures:
Approximately $7 million

Sources of Cash:
More than $4 million are "special receivables", of which $2.6 million are from two distributors in India, one of which is Alphion ITI. With respect to these Indian receivables, it should be noted that they do not include the anticipated order from BSNL that has been lingering for a long time, but rather payment for equipment that was already supplied to BSNL long ago. Payment by BSNL of this amount had been delayed for a long time and only recently was a plan apparently devised by BSNL and the distributors to execute it. The first payment of $366,000 has already been paid to the Company.

In order to be able to cover the projected 2013 expenditures of $7 million, the Company must make sales of approximately $5 million. In consideration of the fact that in October the Company received orders totaling $1.7 million from more than 10 customers, the Company's management reasonably believes that the Company will be able to achieve the necessary level of sales, as discussed above.

In the event that there are gaps of time between the Company's income and expenses, the Company will have the right, according to the trust agreements governing its notes, to take loans of up to $5 million in the form of "senior debt." The signing of such a loan agreement would cause the Company to incur a one-time cost of approximately $100,000 and the Company would be subject to a penalty in the event of early repayment, so the Company is hesitant to do so at this time.

It is emphasized that this presentation should not be considered to be a commitment by the Company or its officers with respect to the realization of the projections set forth herein. These projections are forward-looking statements, based on a reasonable analysis of the current condition of the Company and its obligations, rights and business relationships. These projections may not materialize in whole or in part or may materialize in a way other than expected or projected, as a result of the materialization of risk factors associated with the Company's operations and/or general economic developments and/or external factors that affect the Company in its fields of operation, particularly in light of the global economic crisis which is still ongoing and significantly affects the potential customers of the Company, and considering that the Company does not have guarantees that it will receive payments to which the Company is entitled. Therefore, despite the Company's intention to continue to make every effort to meet its obligations, while updating the trustees of its notes and the public pursuant to applicable law, there is no assurance as to the Company's ability to meet such obligations.

Forward Looking Statements

Certain matters discussed in this report are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, the risk that the Company will not be selected for some or all of the projects it is seeking, that there will be delays in selecting the suppliers or in issuing purchase orders related to such projects, that the Company will be unable to manufacture, deliver and support products satisfactorily and on a timely basis, that the Company will not have sufficient funds to continue its operations at the level required to develop and market its product lines or at all, that the Company will be unable to raise additional funds as and when required on reasonable terms or at all, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. The Company assumes no obligation to update the information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: October 31, 2012	By:	/s/ Izhak Tamir
Izhak Tamir
President